Aflac Incorporated 3rd Quarter 2006 Form 10-Q

EXHIBIT 11

Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Numerator (in millions):
Basic: net earnings applicable to common stock	$367	$455	$1,150	$1,119
Diluted: net earnings applicable to common stock	367	455	1,150	1,119
Denominator (in thousands):
Average outstanding shares used in the computation of earnings per share - basic	494,923	500,557	496,626	501,555

Average outstanding shares used in the computation of earnings per share - basic	494,923	500,557	496,626	501,555
Dilutive effect of share-based awards	6,029	6,766	6,300	6,695
Average outstanding shares used in the computation of earnings per share - diluted	500,952	507,323	502,926	508,250

Earnings per share:
Basic	$.74	$.91	$2.32	$2.23
Diluted	.73	.90	2.29	2.20

EXH 11-1